UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TRM Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

872636105

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872636105

1.	Name of Reporting Persons: Peter G. Peterson

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0

12.	Type of Reporting Person (See Instructions): IN

Explanatory Note:  This Amendment No. 2 to the statement on Schedule 13G filed on January 30, 2007, as amended by Amendment No. 1 thereto filed March 11, 2008 (as so amended, the “Schedule 13G”) is being filed solely to report the effect of the previously announced retirement of Peter G. Peterson from The Blackstone Group L.P. as of December 31, 2008.  None of the information in the Schedule 13G with respect to any other Reporting Person is being amended by this Amendment No. 2.

Item 1.	(a).	Name of Issuer TRM Corporation (the “Company”)
	(b).	Address of Issuer’s Principal Executive Offices: 5208 N.E. 122nd Avenue Portland, Oregon 97230

Item 2(a).		Name of Person Filing Peter G. Peterson
Item 2(b).		Address of Principal Business Office c/o The Blackstone Group 345 Park Avenue New York, NY 10154
Item 2(c).

Citizenship
United States

As previously announced, Peter G. Peterson retired from The Blackstone Group L.P. as of December 31, 2008 and effective as of that date, he resigned as a director and as Senior Chairman of Blackstone Group Management L.L.C., the general partner of The Blackstone Group L.P., and accordingly is no longer a controlling shareholder of Blackstone Group Management L.L.C.  Therefore Mr. Peterson will no longer be deemed to be the beneficial owner of any shares of Common Stock of TRM Corporation.

Item 2(d).		Title of Class of Securities: Common Stock, no par value (the “Common Stock”)
Item 2(e).		CUSIP Number: 872636105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act,
	(b)	☐	Bank as defined in section 3(a)(6) of the Act,
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act,
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940,
	(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
	(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
	(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
	(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
	(i)	☐	Church Plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a) Amount beneficially owned: As of the date of this filing, Peter G. Peterson no longer beneficially owns any shares of Common Stock of the Company.
(b) Percent of class: 0%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒

As of December 31, 2008, Peter G. Peterson ceased to be a beneficial owner of more than five percent of the Common Stock of the Company.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

Peter G. Peterson hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009
Dated:
/s/ Peter G. Peterson
Peter G. Peterson
Name: